April 9, 2025

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 2, LLC Post-Qualification Amendment No. 14 to Offering Statement on Form 1-A Filed March 12, 2025 File No. 024-12271

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 2, LLC (the “Company”) Post-Qualification Amendment No. 15 (“Post-Qualification Amendment No. 15”) to the above-referenced offering statement on Form 1-A originally filed on June 2, 2023, as amended (together, the “Form 1-A”). Post-Qualification Amendment No. 15 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated March 24, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 14 to Offering Statement on Form 1-A

Risk Factors

Risks Associated with an Investment in the Artwork

Calculation of the Masterworks Artist Market Index involves a degree of subjectivity..., page 16

1.

Comment: We note your amended disclosure in response to prior comment 1. Please expand your disclosure regarding the categorization of artwork by “perceived quality” to clarify what factors comprise the quality score, and whether such qualities reflect objective features of the artwork or subjective assessments of the value of the artwork. If the latter, please address the potential risks associated with the subjective assessment of “artwork quality” by Masterworks employees or agents, including potential conflicts of interest.

Response: The quality score that an artwork is given is based on the characteristics of such artwork, such as image quality, subject matter, color, size, creation year, and auction history, among other factors. These elements of the artwork are objective in nature, but how these factors impact the overall ranking of the artwork’s value is subjective. The Company has added disclosure to address the Staff’s comment on page 16 of Post Qualification Amendment No. 15.

General

2.

Comment: We note your response to prior comment 2 regarding the use of artificial intelligence by the Masterworks internal research team. Please clarify how the machine learning you use differs from simple algorithmic code that automates the Masterworks internal research team’s processes. In addition, clarify whether the artificial intelligence is a third-party product or an internally developed artificial intelligence process. Additionally, please include an appropriate risk factor addressing the material risks to your business, operations, and financial condition in connection with the use and development, if applicable, of artificial intelligence in such research processes.

Response: A simple algorithmic code replicates a given process following rules. However, a machine learning algorithm, such as the one used by Masterworks, recognizes the patterns present in underlying data (i.e. the training dataset manually labelled with quality scores by Masterworks art market experts) then applies the same patterns to an unseen dataset (i.e. records that have not been manually scored for quality). The machine learning algorithm used for the Masterworks Artist Market Index, which was developed internally by Masterworks, attempts to replicate the process of how art market experts assign quality scores through its own understanding of the rules based on analysis of the manual work done by actual art market experts. In addition, the Company has added a risk factor on page 21 of Post Qualification Amendment No. 15 that addresses the material risks related to Masterworks’ use and development of artificial intelligence.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 2, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Dietrich King/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission